Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents (Note 15)	$1,566	$1,215
Investments	139	104
Trade and other receivables	222	232
Income tax receivables	45	24
Inventories (Note 5)	644	588
Other assets	45	33
	2,661	2,196
Non-current assets
Mineral properties, plant and equipment (Note 6)	5,301	5,338
Investment in Juanicipio (Note 7)	1,892	1,921
Inventories (Note 5)	55	52
Income tax receivables	42	33
Deferred tax assets	73	83
Other assets	133	119
Total assets	$10,157	$9,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$585	$549
Derivative liabilities (Note 4)	1	—
Provisions (Note 9)	65	46
Lease obligations	50	53
Debt (Note 10)	3	5
Income tax payables	202	164
	906	817
Non-current liabilities
Provisions (Note 9)	566	589
Lease obligations	74	85
Debt (Note 10)	714	709
Other liabilities	109	106
Deferred tax liabilities	428	435
Total liabilities	$2,797	$2,741

Equity
Issued capital	7,362	7,448
Share-based compensation reserve	96	94
Investment revaluation reserve	(32)	(32)
Deficit	(68)	(513)
Total equity attributable to equity holders	7,358	6,997
Non-controlling interests	2	4
Total equity	7,360	7,001
Total liabilities and equity	$10,157	$9,742
See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON AUGUST 12, 2026

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue (Note 16)	$1,124	$812	$2,278	$1,585
Cost of sales (Note 16)
Production costs (Note 12)	(473)	(396)	(854)	(776)
Depreciation and amortization (Note 6)	(120)	(123)	(233)	(242)
Royalties	(74)	(20)	(126)	(43)
	(667)	(539)	(1,213)	(1,061)
Mine operating earnings (Note 16)	457	273	1,065	524

General and administrative	(18)	(21)	(57)	(46)
Income from investment in Juanicipio (Note 7)	75	—	163	—
Exploration and project development	(6)	(2)	(12)	(6)
Mine care and maintenance	(8)	(7)	(15)	(15)
Foreign exchange losses	(6)	(4)	(2)	(4)
Derivative (losses) gains	(1)	13	(1)	29
Mineral properties, plant and equipment gains (losses)	2	1	(7)	—
Change in asset retirement obligations	1	—	6	(2)
Other income (expense)	1	(9)	—	(7)
Earnings from operations	497	244	1,140	473
Investment income	9	12	31	17
Interest and finance expense	(22)	(21)	(46)	(41)
Earnings before income taxes	484	235	1,125	449
Income tax expense (Note 13)	(179)	(45)	(364)	(90)
Net earnings	$305	$190	$761	$359

Net earnings attributable to:
Equity holders of the Company	$304	$189	$761	$358
Non-controlling interests	1	1	—	1
	$305	$190	$761	$359

Total comprehensive earnings attributable to:
Equity holders of the Company	$304	$189	$761	$358
Non-controlling interests	1	1	—	1
	$305	$190	$761	$359

Earnings per share attributable to equity holders (Note 14)
Basic earnings per share	$0.72	$0.52	$1.81	$0.99
Diluted earnings per share	$0.72	$0.52	$1.81	$0.99

Weighted average number of common shares outstanding:
Basic	420,271	362,011	421,056	362,208
Diluted	420,345	362,121	421,133	362,320
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating activities
Net earnings	$305	$190	$761	$359
Items not affecting cash:
Income tax expense (Note 13)	179	45	364	90
Depreciation and amortization (Note 6)	120	123	233	242
Income from investment in Juanicipio (Note 7)	(75)	—	(163)	—
Net realizable value inventory recovery (Note 12)	—	(3)	(3)	(7)
Accretion on reclamation obligations (Note 9)	9	6	17	13
Change in asset retirement obligations	(1)	—	(6)	2
Investment income	(9)	(12)	(31)	(17)
Interest expense	10	12	26	24
Other operating activities (Note 15)	9	(5)	23	(13)
Income taxes paid	(205)	(68)	(340)	(163)
Reclamation paid (Note 9)	(5)	(4)	(10)	(7)
Net change in working capital (Note 15)	(17)	10	(46)	(52)
Net cash provided by operating activities	$320	$294	$825	$471

Investing activities
Payments for mineral properties, plant and equipment	$(99)	$(60)	$(204)	$(128)
Dividends received from Juanicipio (Note 7)	192	—	192	—
Net purchase of investments	(34)	—	(35)	—
Net proceeds from derivatives	1	4	2	4
Interest received	11	7	20	14
Proceeds from dispositions of mineral property, plant and equipment	2	4	3	4
Net cash provided by (used in) investing activities	$73	$(45)	$(22)	$(106)

Financing activities
Proceeds from common shares issued	$1	$1	$1	$2
Distributions to non-controlling interests	—	—	(2)	(1)
Dividends paid	(76)	(36)	(152)	(72)
Shares repurchased under Normal Course Issuer Bid (Note 11)	(224)	(11)	(249)	(31)
Repayment of construction loans (Note 10)	(1)	(1)	(3)	(3)
Interest paid	(10)	(10)	(20)	(19)
Payment of equipment leases	(13)	(13)	(28)	(25)
Net cash used in financing activities	$(323)	$(70)	$(453)	$(149)

Effects of exchange rate changes on cash and cash equivalents	1	2	1	2
Increase in cash and cash equivalents	71	181	351	218
Cash and cash equivalents at the beginning of the period	1,495	900	1,215	863
Cash and cash equivalents at the end of the period	$1,566	$1,081	$1,566	$1,081
Supplemental cash flow information (Note 15).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2025	421,847	$7,448	$94	$(32)	$(513)	$6,997	$4	$7,001
Total comprehensive earnings
Net earnings for the period	—	—	—	—	761	761	—	761
Other comprehensive earnings	—	—	—	—	—	—	—	—
	—	—	—	—	761	761	—	761
Shares issued on the exercise of stock options (Note 11)	40	1	—	—	—	1	—	1
Shares repurchased (Note 11)	(4,813)	(87)	—	—	(164)	(251)	—	(251)
Share-based compensation	—	—	2	—	—	2	—	2
Distributions to non-controlling interests	—	—	—	—	—	—	(2)	(2)
Dividends paid	—	—	—	—	(152)	(152)	—	(152)
Balance, June 30, 2026	417,074	$7,362	$96	$(32)	$(68)	$7,358	$2	$7,360
See accompanying notes to the condensed interim consolidated financial statements.

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2024	363,041	$5,940	$94	$(31)	$(1,299)	$4,704	$13	$4,717
Total comprehensive earnings
Net earnings for the period	—	—	—	—	358	358	1	359
Other comprehensive earnings	—	—	—	—	—	—	—	—
	—	—	—	—	358	358	1	359
Shares issued on the exercise of stock options	103	2	—	—	—	2	—	2
Shares repurchased (Note 11)	(1,368)	(23)	—	—	(9)	(32)	—	(32)
Share-based compensation	—	—	1	—	—	1	—	1
Distributions to non-controlling interests	—	—	—	—	(1)	(1)	—	(1)
Dividends paid	—	—	—	—	(72)	(72)	—	(72)
Balance, June 30, 2025	361,776	$5,919	$95	$(31)	$(1,023)	$4,960	$14	$4,974
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) (the "TSX"), and the New York Stock Exchange (NYSE: PAAS) (the "NYSE").
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia and Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas.
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2025 Annual Financial Statements.
3. MAG ACQUISITION

On May 11, 2025, the Company entered into a definitive agreement with MAG Silver Corp. ("MAG") to acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in Juanicipio. MAG's portfolio also included 100% ownership of the Larder exploration project.
On September 4, 2025, the MAG Acquisition ("MAG Acquisition") was completed. The Company paid total consideration of $2,042 million, which is comprised of the components summarized in the following table:
Total purchase price:

Nature of consideration	Shares	Consideration
Cash	—	$500
Pan American common shares	60,219	1,530
Transaction costs	—	12
Total purchase price	60,219	$2,042
The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:
Allocation of the purchase price:

Assets acquired
Cash and cash equivalents	$102
Exploration properties	52
Property, plant and equipment	2
Investment in Juanicipio	1,888
Other current assets	3
Liabilities assumed
Accounts payable and accrued liabilities	(2)
Other liabilities	(3)
Net assets acquired	$2,042

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2026	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,566	$—	$—	$1,566
Trade receivables from provisional concentrates sales (1)	—	85	—	85
Receivables not arising from sale of metal concentrates (1)	124	—	—	124
Investments	52	86	1	139
Contingent consideration (2)	—	38	—	38
Galleon Credit Facility (2)	8	—	—	8
Non-current assets	22	—	—	22
Derivative assets (3)	—	2	—	2
	$1,772	$211	$1	$1,984
Financial Liabilities:
Derivative liabilities	$—	$1	$—	$1
Debt	717	—	—	717
Accounts payable and accrued liabilities	585	—	—	585
	$1,302	$1	$—	$1,303

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,215	$—	$—	$1,215
Trade receivables from provisional concentrates sales (1)	—	112	—	112
Receivables not arising from sale of metal concentrates (1)	112	—	—	112
Investments	28	75	1	104
Contingent consideration (2)	—	36	—	36
Galleon Credit Facility (2)	8	—	—	8
Non-current assets	12	—	—	12
Derivative assets (3)	—	4	—	4
	$1,375	$227	$1	$1,603
Financial Liabilities:
Debt	$714	$—	$—	$714
Accounts payable and accrued liabilities	549	—	—	549
	$1,263	$—	$—	$1,263
(1)Included in Trade and other receivables.
(2)Included in Other Non-current assets.
(3)Included in Other assets.
b)Fair Value Information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1:    Quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:    Inputs for the asset or liability based on unobservable market data.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At June 30, 2026			At December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets and Liabilities:
Investments	$87	$—	$—	$76	$—	$—
Trade receivables from provisional concentrate sales	—	85	—	—	112	—
Derivative assets	—	2	—	—	4	—
Contingent consideration	—	—	38	—	—	36
Derivative liabilities	—	(1)	—	—	—	—
	$87	$86	$38	$76	$116	$36
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2025.
ii) Valuation Techniques
Investments
The Company’s investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
Contingent consideration
The Contingent consideration receivable from the disposition of La Arena S.A. is contingent upon successful commencement of commercial production at the La Arena II project and is classified within Level 3 of the fair value hierarchy and valued using a discounted future cash flow model ("DCF"). The key unobservable inputs, which are not materially sensitive, include the estimated time to commercial production and the risk-adjusted weighted average cost of capital ("WACC"). During the three and six months ended June 30, 2026, there were no changes to the DCF assumptions and the increase of $1 million and $1 million (2025 - $1 million and $1 million) was related to unwinding of the discount.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
5. INVENTORIES

	June 30, 2026	December 31, 2025
Stockpile ore	$70	$70
Concentrate inventory	41	27
Heap leach and in process inventory	271	241
Doré and finished inventory	110	105
Materials and supplies	207	197
Total inventories	$699	$640

Current	$644	$588
Non-current(1)	$55	$52
(1)Includes $23 million (December 31, 2025 - $22 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value ("NRV") amounted to $50 million at June 30, 2026 (December 31, 2025 – $48 million).
6. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Net book value
As at January 1, 2026	$2,158	$1,568	$502	$1,110	$5,338
Additions	136	19	8	50	213
Disposals	—	(1)	(14)	(2)	(17)
Depreciation and amortization (1)(2)	(129)	(1)	—	(106)	(236)
Depreciation charge captured in inventory	7	—	—	—	7
Transfers	(19)	—	—	19	—
Changes in asset retirement obligations (Note 9)	(4)	—	—	—	(4)
As at June 30, 2026	$2,149	$1,585	$496	$1,071	$5,301
Cost as at June 30, 2026	$4,732	$2,458	$535	$2,309	$10,034
Accumulated depreciation and impairments	(2,583)	(873)	(39)	(1,238)	(4,733)
Net book value – June 30, 2026	$2,149	$1,585	$496	$1,071	$5,301
(1)Includes $1 million of depreciation and amortization included in mine care and maintenance for the three and six months ended June 30, 2026.
(2)Excludes $2 million of depreciation and amortization related to the NRV recoveries on inventories (Note 5).
7. INVESTMENT IN JUANICIPIO

The Company has significant influence over its investment in Juanicipio due to its 44% ownership interest, therefore accounts for the investment using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures.
Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not covered by operating cash flows generated by Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on the ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Changes during the period in the Company’s investment in Juanicipio are detailed as follows:

	June 30, 2026	December 31, 2025
Investment in Juanicipio, opening balance	$1,921	$—
Acquisition of Investment in Juanicipio (Note 3)	—	1,888
Dividends paid to Pan American	(192)	(44)
Income from equity accounted investment in Juanicipio	163	77
Investment in Juanicipio, closing balance	$1,892	$1,921
A summary of the statement of financial position of Juanicipio is as follows:

	June 30, 2026		December 31, 2025
	100%	44%	100%	44%
Cash and cash equivalents	$221	$97	$288	$127
Other current assets	212	94	177	78
Non-current assets	714	314	724	318
Current liabilities	(124)	(55)	(164)	(72)
Non-current liabilities	(60)	(26)	(21)	(9)
Net assets	$963	$424	$1,004	$442
Acquisition fair value and other accounting adjustments		1,468		1,479
Carrying amount of Investment in Juanicipio		$1,892		$1,921
A summary of the statement of earnings of Juanicipio is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026		2026
	100%	44%	100%	44%
Revenue	$335	$147	$747	$329
Production costs and royalties	(52)	(23)	(109)	(48)
Depreciation and amortization	(20)	(9)	(39)	(17)
Mine operating earnings	263	115	599	264
Net income and comprehensive income	$180	$80	$395	$174
Depreciation and amortization of acquisition fair value adjustments		(7)		(17)
Deferred tax impact of acquisition fair value adjustments		2		6
Income from investment in Juanicipio		$75		$163
A summary of the statement of cash flows of Juanicipio is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026		2026
	100%	44%	100%	44%
Cash and cash equivalents at the beginning of the period	$453	$199	$288	$127
Cash from operating activities	221	98	402	177
Cash used in investing activities	(16)	(7)	(32)	(14)
Cash used in financing activities	(437)	(193)	(437)	(193)
Cash and cash equivalents at the end of the period	$221	$97	$221	$97

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Trade account payables(1)	$199	$187
Royalty payables	68	55
Other accounts payable and accrued liabilities	150	128
Payroll and severance liabilities	146	157
Value added tax liabilities	7	5
Other tax payables	15	17
	$585	$549
(1)No interest is charged on trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
9. PROVISIONS

	June 30, 2026	December 31, 2025
Asset retirement obligations, opening balance	$600	$438
Reclamation paid	(10)	(15)
Revisions in estimates and obligations	(10)	151
Accretion expense	17	26
Asset retirement obligations, closing balance	597	600
Litigation	34	35
Total provisions	$631	$635

Current	$65	$46
Non-current	$566	$589
10. DEBT

	December 31, 2025	Repayments	Accrued Interest	June 30, 2026
Senior note maturing December 2027	$278	$—	$1	$279
Senior note maturing August 2031	430	—	5	435
Construction loans	6	(3)	—	3
Total debt	$714	$(3)	$6	$717

Debt classification	June 30, 2026	December 31, 2025
Current	$3	$5
Non-current	$714	$709
Senior Notes
The Company has the following senior notes (the "Senior Notes"):
•$283 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and
•$500 million in aggregate principal with a 2.63% coupon and maturing in August 2031.
These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Credit Facility
The Company's existing senior unsecured revolving Credit Facility (the "Credit Facility") in place as of June 30, 2026 had a limit of $750 million plus an accordion feature for up to an additional $250 million, available at the discretion of the lenders. As of June 30, 2026, the Company was in compliance with all financial covenants under the Credit Facility and it is undrawn.
Subsequent to the quarter-end on July 22, 2026, the Company finalized an amendment to its senior unsecured revolving Credit Facility, which increased available commitments to $1,500 million and the accordion feature to $750 million, available at the discretion of the lenders, and extended the term for an additional five years.
The borrowing costs under the amended Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.00% to 1.75% or; (ii) Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus nil to 0.75%. Under the ratings-based pricing, undrawn amounts under the amended Credit Facility are subject to a stand-by fee of 0.09% to 0.25% per annum, dependent on the Company's credit rating. The amended Credit Facility matures on July 22, 2031.
11. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

Share-based awards (stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"))
For the three and six months ended June 30, 2026, the Company recorded the following share-based compensation expense included as a component of general and administrative expense:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Stock options and equity-settled RSUs	$1	$—	$2	$1
PSUs	(2)	3	3	7
RSUs intended to be settled in cash	1	3	6	6
DSUs	(2)	—	(1)	1
Total share-based compensation expense	$(2)	$6	$10	$15
The following table summarizes the changes in stock options and RSUs to be settled in equity for the six months ended June 30, 2026:

	Stock Options		Equity-settled RSUs
	Number Outstanding	Weighted Average Exercise Price CAD$	Number Outstanding	Weighted Average Fair Value Price CAD$
As at December 31, 2024	396	$22.90	159	$31.61
Granted	—	—	90	68.41
Exercised/settled	(202)	23.15	(48)	31.61
Expired	(1)	22.95	—	—
Forfeited	(30)	22.92	(17)	31.61
As at December 31, 2025	163	$22.57	184	$49.88
Exercised/settled	(40)	22.45	(8)	47.10
Forfeited	(3)	21.18	(4)	48.60
As at June 30, 2026	120	$22.66	172	$50.11

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
As at June 30, 2026, the following PSUs, RSUs intended to be settled in cash, and DSUs were outstanding:

	PSUs	RSUs	DSUs
	Number Outstanding	Number Outstanding	Number Outstanding
As at December 31, 2024	881	858	131
Granted	140	347	46
Exercised/settled	(128)	(359)	—
Expired	(31)	—	—
Forfeited	—	(86)	—
As at December 31, 2025	862	760	177
Granted	—	—	26
Exercised/settled	(235)	(28)	(16)
Forfeited	—	(15)	—
As at June 30, 2026	627	717	187
Issued share capital
The Company is authorized to issue 800 million common shares without par value.
Dividends
The Company declared the following dividends in respect of or relating to the six months ended June 30, 2026 and for the year ended December 31, 2025:

Declaration Date	Record Date	Dividend per common share
August 12, 2026	August 24, 2026	0.18
May 5, 2026	May 19, 2026	0.18
February 18, 2026	March 2, 2026	0.18
November 12, 2025	November 24, 2025	0.14
August 6, 2025	August 18, 2025	0.12
May 7, 2025	May 20, 2025	0.10
February 19, 2025	March 3, 2025	0.10
Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine.
As at June 30, 2026 and 2025, there were 313.9 million CVRs outstanding that are convertible into 15.6 million common shares.
Normal Course Issuer Bid ("NCIB")
In March 2025, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,107,917 common shares between March 6, 2025 and March 5, 2026. In March 2026, the Company renewed the NCIB until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 304,358 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Shares repurchased for cancellation (in thousands)	4,352	459	4,813	1,368
Average Price	$51.46	$24.22	$51.71	$22.74
Total Consideration	$224	$11	$249	$31

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Subsequent to June 30, 2026, 2,456 thousand common shares were repurchased for cancellation under the NCIB at an average price of $44.36 per share for a total consideration of $109 million.
12. PRODUCTION COSTS

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Materials and consumables	$167	$139	$313	$264
Salaries and employee benefits	157	132	306	260
Contractors	126	112	244	210
Utilities	17	18	39	36
Insurance	3	6	6	11
Changes in inventories (1)	3	(11)	(54)	(5)
	$473	$396	$854	$776
(1)    Includes NRV adjustments to inventories to reduce production costs by $nil and $3 million during the three and six months ended June 30, 2026 (2025 - $3 million and $7 million).
13. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current income tax expense	164	81	$361	$145
Deferred income tax expense (recovery)	15	(36)	3	(55)
Income tax expense	$179	$45	$364	$90
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2026 and the comparable period for 2025 were changes in the recognition of certain deferred tax assets, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Income before taxes and non-controlling interest	$484	$235	$1,125	$449
Statutory Canadian income tax rate	27%	27%	27%	27%
Income tax expense based on above rates	$131	$63	$304	$121
Increase (decrease) due to:
Non-deductible expenditures	5	—	3	1
Foreign tax rate differences	(12)	1	(28)	6
Change in net deferred tax assets not recognized	34	(8)	45	(20)
Effect of other taxes paid (mining and withholding)	38	14	69	23
Effect of foreign exchange on tax expense	(14)	(29)	(8)	(42)
Non-taxable impact of foreign exchange	4	8	13	10
Impact of inflation	(5)	(1)	(11)	(2)
Impact of change in effective tax rate on deferred tax	4	—	(14)	—
Reduction in tax expense due to country-specific deductions	(9)	(2)	(9)	(3)
Other	3	(1)	—	(4)
Income tax expense	$179	$45	$364	$90
Effective income tax rate	37%	19%	32%	20%
14. EARNINGS PER SHARE

Three months ended June 30,	2026	2025
Net earnings attributable to equity holders of the Company	$304	$189
Basic weighted average number of shares	420,271	362,011
Effect of Dilutive Securities:
Stock Options	74	110
Diluted weighted average number of shares	420,345	362,121

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.72	0.52
Diluted earnings per share	0.72	0.52

Six months ended June 30,	2026	2025
Net earnings attributable to equity holders of the Company	$761	$358
Basic weighted average number of shares	421,056	362,208
Effect of Dilutive Securities:
Stock Options	77	112
Diluted weighted average number of shares	421,133	362,320

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	1.81	0.99
Diluted earnings per share	1.81	0.99

	Three months ended June 30,		Six months ended June 30,
Potentially issuable anti-dilutive securities	2026	2025	2026	2025
Share options	—	4	—	5
Potential shares from CVR conversion (1)	15,600	15,600	15,600	15,600
	15,600	15,604	15,600	15,605
(1)    There were 314 million CVRs outstanding at June 30, 2026 (2025 - 314 million).

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
15. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, net change in working capital and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2026	2025	2026	2025
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses	$9	$9	$13	$15
Losses (gains) on derivatives	1	(13)	1	(29)
Stock options and equity-settled RSUs expense (Note 11)	1	—	2	1
(Gains) losses on sale of mineral properties, plant and equipment	(2)	(1)	7	—
	$9	$(5)	$23	$(13)

	Three months ended June 30,		Six months ended June 30,
Net change in working capital:	2026	2025	2026	2025
Trade and other receivables	$(19)	$7	$3	$—
Inventories	1	(13)	(62)	(12)
Prepaid expenses	(2)	5	(14)	(3)
Accounts payable and accrued liabilities	4	6	27	(43)
Legal provisions	(1)	5	—	6
	$(17)	$10	$(46)	$(52)

Cash and Cash Equivalents	June 30, 2026	December 31, 2025
Cash in banks	$1,434	$1,143
Short maturity investments	132	72
Cash and cash equivalents	$1,566	$1,215
16. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's President and CEO, the Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The financial performance of the operating segments is principally evaluated by the CODM with reference to attributable mine operating earnings. Mine operating earnings is the net result of segmental revenue less production costs, royalties and depreciation and amortization. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
The accounting policies of the operating segments are the same as the ones described in Note 2 of the 2025 Annual Financial Statements with the exception of mining operations with non-controlling interests and the treatment of the investment in Juanicipio, which was acquired on September 4, 2025 (Note 3). The Company's investment in Juanicipio is accounted for under the equity method. However, for internal reporting and analysis, the Company evaluates the operating performance of the Juanicipio mine by including the Company's attributable 44% share of revenues, expenses and capital expenditures.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2026			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$139	$84	$8	$47	$23
	Juanicipio	147	23	16	108	9
Peru	Huaron	67	38	7	22	11
Bolivia	San Vicente	58	37	3	18	2
Argentina	Cerro Moro	144	70	14	60	5
Attributable Total Silver Segment		$555	$252	$48	$255	$50
Gold Segment:
Mexico	Dolores	21	12	4	5	—
Peru	Shahuindo	103	37	13	53	11
Canada	Timmins	120	67	10	43	18
Brazil	Jacobina	187	61	31	95	23
Chile	El Peñon	178	74	19	85	10
	Minera Florida	104	65	9	30	8
Attributable Total Gold Segment		$713	$316	$86	$311	$70
Other segment:
Corporate and other		—	—	2	(2)	1
Attributable Consolidated Total		$1,268	$568	$136	$564	$121
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(147)	(23)	(16)	(108)	(9)
Add proportionate share of non-controlling interests		3	2	—	1	—
Reported Consolidated Total		$1,124	$547	$120	$457	$112
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended June 30, 2025			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$59	$37	$6	$16	$13
Peru	Huaron	46	33	7	6	6
Bolivia	San Vicente	23	15	2	6	1
Argentina	Cerro Moro	79	60	10	9	4
Attributable Total Silver Segment		$207	$145	$25	$37	$24
Gold Segment:
Mexico	Dolores	45	14	14	17	—
Peru	Shahuindo	113	41	16	56	11
Canada	Timmins	87	55	9	23	9
Brazil	Jacobina	156	51	30	75	14
Chile	El Peñon	134	64	21	49	9
	Minera Florida	69	45	6	18	6
Attributable Total Gold Segment		$604	$270	$96	$238	$49
Other segment:
Corporate and other		—	—	2	(2)	—
Attributable Consolidated Total		$811	$415	$123	$273	$73
Reconciliation to Reported Measures
Add proportionate share of non-controlling interests		1	1	—	—	—
Reported Consolidated Total		$812	$416	$123	$273	$73

For the six months ended June 30, 2026			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$219	$112	$12	$95	$38
	Juanicipio	329	48	34	247	18
Peru	Huaron	147	72	15	60	23
Bolivia	San Vicente	113	71	5	37	4
Argentina	Cerro Moro	310	130	28	152	11
Attributable Total Silver Segment		$1,118	$433	$94	$591	$94
Gold Segment:
Mexico	Dolores	59	28	10	21	—
Peru	Shahuindo	244	78	29	137	26
Canada	Timmins	249	127	22	100	37
Brazil	Jacobina	392	114	57	221	54
Chile	El Peñon	351	134	36	181	19
	Minera Florida	188	110	15	63	18
Attributable Total Gold Segment		$1,483	$591	$169	$723	$154
Other segment:
Corporate and other		—	—	4	(4)	2
Attributable Consolidated Total		$2,601	$1,024	$267	$1,310	$250
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(329)	(48)	(34)	(247)	(18)
Add proportionate share of non-controlling interests		6	4	—	2	—
Reported Consolidated Total		$2,278	$980	$233	$1,065	$232
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2025			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$112	$69	$12	$31	$23
Peru	Huaron	102	66	15	21	14
Bolivia	San Vicente	57	39	4	14	2
Argentina	Cerro Moro	159	116	18	25	9
Attributable Total Silver Segment		$430	$290	$49	$91	$48
Gold Segment:
Mexico	Dolores	100	33	28	39	—
Peru	Shahuindo	211	80	32	99	19
Canada	Timmins	176	109	17	50	24
Brazil	Jacobina	288	97	58	133	29
Chile	El Peñon	254	124	41	89	19
	Minera Florida	123	84	12	27	13
Attributable Total Gold Segment		$1,152	$527	$188	$437	$104
Other segment:
Corporate and other		—	—	5	(5)	2
Attributable Consolidated Total		$1,582	$817	$242	$523	$154
Reconciliation to Reported Measures
Add proportionate share of non-controlling interests		3	2	—	1	—
Reported Consolidated Total		$1,585	$819	$242	$524	$154
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

Reconciliation of Mine operating earnings to Earnings before income taxes	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Attributable segmental mine operating earnings	$564	$273	$1,310	$523
Less: the Company's 44% share of Juanicipio operating results	(108)	—	(247)	—
Add: proportionate share of non-controlling interests	1	—	2	1
Mine operating earnings as reported	$457	$273	$1,065	$524
General and administrative	(18)	(21)	(57)	(46)
Income from investment in Juanicipio (Note 7)	75	—	163	—
Exploration and project development	(6)	(2)	(12)	(6)
Mine care and maintenance	(8)	(7)	(15)	(15)
Foreign exchange losses	(6)	(4)	(2)	(4)
Derivative (losses) gains	(1)	13	(1)	29
Mineral properties, plant and equipment gains (losses)	2	1	(7)	—
Change in asset retirement obligations	1	—	6	(2)
Other expense	1	(9)	—	(7)
Investment income	9	12	31	17
Interest and finance expense	(22)	(21)	(46)	(41)
Earnings before income taxes	$484	$235	$1,125	$449

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Revenue	2026	2025	2026	2025
Refined silver and gold	$848	$679	$1,777	$1,301
Zinc concentrate (1)	42	26	74	67
Lead concentrate (1)	163	74	270	149
Copper concentrate (1)	20	11	49	21
Silver concentrate (1)	51	22	108	47
Total	$1,124	$812	$2,278	$1,585
(1)    Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.

PAN AMERICAN SILVER CORP.	19